FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 2012

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                    No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated February 1, 2012 – Voting Rights and Capital
2.	Press release dated February 3, 2012 – Announcement of dealings by a PDMR
3.	Press release dated February 7, 2012 – Block Listing Six Monthly Return
4.	Press release dated February 7, 2012 – Announcement of option exercise by Directors
5.	Press release dated February 10, 2012 – Announcement of dealing by a PDMR
6.	Press release dated February 14, 2012 – Announcement of dealing by a PDMR
7.	Press release dated February 14, 2012 – Announcement of dealing by a PDMR
8.	Press release dated February 15, 2012 – Announcement of dealings by PDMRs
9.	Press release dated February 24, 2012 – Announcement of dealings by PDMRs
10.	Press release dated February 27, 2012 – Announcement of dealing by a Director
11.	Press release dated February 28, 2012 – Announcement of dealing by a PDMR
12.	Press release dated February 28, 2012 – TR1: Notification of Major Interest in Shares
13.	Press release dated February 29, 2012 – Announcement of dealing by a Director

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2011
ARM HOLDINGS PLC

By:	/s/ Tim Score
	Name:	Tim Score
	Title:	Chief Financial Officer

Item 1

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's capital as at 31st January 2012 consists of 1,351,315,597 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,351,315,597.

The above figure 1,351,315,597 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FSA's Disclosure and Transparency Rules.

Item 2

Announcement of dealings by a PDMR

ARM Holdings plc (the “Company”) announces that Ian Drew, who is a PDMR of the Company, sold 25,000 shares on 2 February 2012 at a price of 588.14 pence per share.  His current total resultant shareholding is 20,467 shares.

Item 3

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 7 February 2012

Name of applicant:		ARM Holdings plc

Name of scheme:		ARM Holdings plc Executive Share Option Scheme

Period of return:	From:	15 July 2011	To:	14 January 2012

Balance of unallotted securities under scheme(s) from previous return:		7,256,878

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		63,231

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		7,193,647

Name of contact:		Ian Thornton

Telephone number of contact:		+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 7 February 2012

Name of applicant:		ARM Holdings plc

Name of scheme:		ARM Holdings plc Stock Option Plan

Period of return:	From:	15 July 2011	To:	14 January 2012

Balance of unallotted securities under scheme(s) from previous return:		18,385,779

Plus: The amount by which the block scheme(s) has been increased since the date of the last return(if any increase has been applied for):		Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		110,773

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		18,275,006

Name of contact:		Ian Thornton

Telephone number of contact:		+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 7 February 2012

Name of applicant:		ARM Holdings plc

Name of scheme:		ARM Holdings plc NQ US schemes

Period of return:	From:	15 July 2011	To:	14 January 2012

Balance of unallotted securities under scheme(s) from previous return:		43,178,690

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,198,060

Equals: Balance under scheme(s) not yet		41,980,630

Name of contact:		Ian Thornton

Telephone number of contact:		+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 7 February 2012

Name of applicant:		ARM Holdings plc

Name of scheme:		ARM Holdings plc Savings Related Share Scheme

Period of return:	From:	15 July 2011	To:	14 January 2012

Balance of unallotted securities under scheme(s) from previous return:		3,221,746

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,970,210

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,251,536

Name of contact:		Ian Thornton

Telephone number of contact:		+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 7 February 2012

Name of applicant:		ARM Holdings plc

Name of scheme:		ARM Holdings plc Unapproved Share Option Scheme

Period of return:	From:	15 July 2011	To:	14 January 2012

Balance of unallotted securities under scheme(s) from previous return:		47,190,898

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		472,143

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		46,718,755

Name of contact:		Ian Thornton

Telephone number of contact:		+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 7 February 2012

Name of applicant:		ARM Holdings plc

Name of scheme:		ARM Holdings plc Savings Related Share Option Plan

Period of return:	From:	15 July 2011	To:	14 January 2012

Balance of unallotted securities under scheme(s) from previous return:		216,721

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		216,721

Name of contact:		Ian Thornton

Telephone number of contact:		+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 7 February 2012

Name of applicant:		ARM Holdings plc

Name of scheme:		ARM Holdings plc Employee Equity Plan

Period of return:	From:	15 July 2011	To:	14 January 2012

Balance of unallotted securities under scheme(s) from previous return:		Nil

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		16,439,980

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		715,228

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		15,724,752

Name of contact:		Ian Thornton

Telephone number of contact:		+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 7 February 2012

Name of applicant:		ARM Holdings plc

Name of scheme:		ARM Holdings plc Long Term Incentive Plan

Period of return:	From:	15 July 2011	To:	14 January 2012

Balance of unallotted securities under scheme(s) from previous return:		20,000,000

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		20,000,000

Name of contact:		Ian Thornton

Telephone number of contact:		+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 7 February 2012

Name of applicant:		ARM Holdings plc

Name of scheme:		ARM Holdings plc Deferred Annual Bonus Plan

Period of return:	From:	15 July 2011	To:	14 January 2012

Balance of unallotted securities under scheme(s) from previous return:		8,000,000

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		8,000,000

Name of contact:		Ian Thornton

Telephone number of contact:		+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 7 February 2012

Name of applicant:		ARM Holdings plc

Name of scheme:		ARM Holdings plc US Employee Stock Purchase

Period of return:	From:	15 July 2011	To:	14 January 2012

Balance of unallotted securities under scheme(s) from previous return:		Nil

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		2,548,577

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		279,806

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,268,771

Name of contact:		Ian Thornton

Telephone number of contact:		+44 1223 400796

Item 4
Announcement of option exercise by Directors

ARM Holdings plc (the “Company”) announces the following exercises of options over the Company’s shares by Directors and the automatic sale of shares to cover the option price and tax liabilities as set out in the table below:

Name	Number of share options exercised	Option price (pence)	Number of shares sold	Date	Sale price (pence)	Current total resultant shareholding
Warren East CEO	62,559	105.5	41,782	06.02.2012	580.70	1,215,691

Tim Score CFO	50,047	105.5	33,425	06.02.2012	580.70	305,773

Tudor Brown President	46,044	105.5	30,752	06.02.2012	580.70	557,909

Mike Inglis EVP &GM Processor Division	40,038	105.5	26,741	06.02.2012	580.70	114,304

Mike Muller CTO	42,040	105.5	28,078	06.02.2012	580.70	1,172,125

Simon Segars EVP & GM Physical IP Division	36,034	105.5	24,067	06.02.2012	580.70	277,813

Item 5
Announcement of dealing by a PDMR

ARM Holdings plc (the “Company”) announces that John Cornish, who is a PDMR of the Company, today sold 198,449 shares at a price of 560 pence per share.  His total resultant shareholding is 4,107 shares.

Item 6
Announcement of dealing by a PDMR

ARM Holdings plc (the “Company”) announces that on 13 February 2012 Lance Howarth, who is a PDMR of the Company, sold 122,651 shares at a price of 570 pence per share.  His total resultant holding is 85,000 shares.

Item 7

Announcement of dealing by a PDMR

ARM Holdings plc (the “Company”) announces that on 10 February 2012 Antonio Viana, who is a PDMR of the Company, sold 424,345 shares at a price of 550 pence per share.  His total resultant shareholding is nil shares.

Item 8
Announcement of dealings by PDMRs

ARM Holdings plc (the “Company”) announces the following dealings by PDMRs of the Company:

On 10 February 2012 Bill Parsons sold 103,883 shares at a price of 570 pence per share and on 13 February 2012 he sold a further 167,805 shares also at a price of 570 pence per share.  His total resultant holding is 5,310 shares.

On 15 February 2012 Ian Drew sold 90,000 shares at a price of 580.27 pence per share.  His total resultant holding is 142,051 shares.

Item 9
Announcement of dealings by PDMRs

ARM Holdings plc (the “Company”) announces the following dealings by PDMRs of the Company:

On 20 February 2012 Tom Lantzsch sold 87,242 shares at a price of 590 pence per share.  His total resultant holding is 135,347 shares.

On 21 February 2012 Antonio Viana acquired 1,814 shares under the Company's Employee Stock Purchase Plan at a price of 442 pence per share.  He sold all of these shares on 23 February 2012 at a price of 577.5 pence per share.  His total resultant holding is nil shares.

Item 10

Announcement of dealing by a Director

ARM Holdings plc (the “Company”) announces that Mike Inglis, who is a director of the Company today sold 291,651 shares at a price of 562.25 pence per share.  His total resultant holding is 200,000 shares.

Item 11
Announcement of dealing by a PDMR

ARM Holdings plc (the “Company”) announces that Patricia Alsop, who a PDMR of the Company, today sold 100,000 shares at a price of 574.86 pence per share.  Her total resultant holding is 258,253 shares.

Item 12

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	ARM Holdings plc

2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation:	Capital World Investors
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction and date on which the threshold is crossed or reached:	31 December 2011
6. Date on which issuer notified:	09 February 2012
7. Threshold(s) that is/are crossed or reached:	6%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary (GB0000595859)	67,093,500	67,093,500	81,238,500		81,238,500		6%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
					Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
81,238,500	6%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	Elizabeth Crutchley
15. Contact telephone number:	+44 1223 400573

Item 13
Announcement of dealing by a Director

ARM Holdings plc (the “Company”) announces that Warren East, who is CEO of the Company today sold 350,000 shares at a price of 574.545 pence per share.  His total resultant holding is 1,486,956 shares.